Mail Stop 3561

September 12, 2007

Mr. Jamie L. Buskill
Chief Financial Officer
Boardwalk Pipeline Partners, LP
3800 Frederica Street
Owensboro, Kentucky 42301

      Re: **Boardwalk Pipeline Partners, LP**
                    Form 10-K for Fiscal Year Ended December 31, 2006
                    Filed February 23, 2007
                    Forms 10-Q for Fiscal Quarters Ended March 31, 2007
                    and June 30, 2007
                    Filed April 30, 2007 and July 31, 2007
                    File No. 1-32665

Dear Mr. Buskill:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Jamie L. Buskill
Boardwalk Pipeline Partners, LP
September 12, 2007
page 2

Form 10-K for the Fiscal Year Ended December 31, 2006

Note 2: Accounting Policies, page 44

Property, Plant and Equipment, page 46

1.   You disclose in the Pipeline Integrity discussion on page 52 that on June 30,
        2005, the FERC issued an order addressing the accounting treatment for the costs
        pipeline operators will incur in implementing all aspects of pipeline integrity
        management programs which are required by the Office of Pipeline Safety. We
        note from your disclosure that there were no changes to your accounting for
        pipeline management programs as a result of the application of this guidance.
        Please expand your discussion to clearly describe your accounting treatment of
        the costs incurred related to your pipeline integrity programs.

Note 3: Commitments and Contingencies, page 49

Impact of Hurricanes Katrina and Rita, page 49

2.   Please explain your accounting for Hurricane Katrina and Rita storm expenses in
        fiscal year 2005 and the insurance recoveries in fiscal year 2006. Regarding
        fiscal year 2005, tell us why you recorded a $2.0 million reduction to revenues
        and detail for us the $12.9 million that was incurred. Regarding fiscal year 2006,
        please tell us the basis in GAAP for your accounting and how it relates, if at all,
        to recoveries of amounts recorded in fiscal year 2005. Please tell us if any portion
        of the insurance recoveries were business interruption recoveries recorded under
        the guidance in EITF 01-13, and if so, indicate those amounts in your response.
        We also note in your Form 10-Q for the quarter ended June 30, 2007 that you
        received an additional $1.5 million in insurance recoveries that you recognized as
        gas transportation revenue. Please tell us your basis in GAAP for this accounting
        treatment.

        Furthermore, we note that you recorded the $6.0 million insurance recovery
        received during the fourth quarter of fiscal year 2006 in the investing section of
        your statement of cash flows. Since these recoveries appear to be operational in
        nature, we would expect the related cash flows to be recorded in the operating
        section. Please advise.

Note 4: Property, Plant and Equipment, page 55

3.   Please tell us the nature of the amounts included in the "Other" component of non-depreciable assets included in your tabular presentation of property, plant and equipment at page 56.

Note 9: Employee Benefits, page 61

4.   We note your total-return approach for your retirement plans and postretirement benefits other than pensions, whereby a mix of equity and fixed income investments and alternative investments, including hedge funds, is used to maximize the long-term return of plan assets for a prudent level of risk. We also note the changes in the mix of investments for your retirement plan from fiscal year 2005 to 2006, most notably a decline in debt securities and an increase in the "other" category. Please supplement your investment polices and strategies disclosure to provide detail of your "other" category and your target asset allocation percentages or range of percentages for both your retirement and postretirement benefits other than pension plans. Refer to paragraph 5.d.(2) and 5.d.(4) of SFAS 132(R).

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not

Mr. Jamie L. Buskill
Boardwalk Pipeline Partners, LP
September 12, 2007
page 4

foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief